Exhibit 99.1

PRESS RELEASE

Hydrogenics Reports Second Quarter 2010 Results

Delays in Shipment Impact Quarterly Results, Stronger Second Half Anticipated

Mississauga, Ontario. July 30, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported second quarter 2010 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Highlights

•                  Loss from Operations was $1.4 million for the three months ended June 30, 2010, a decrease of 72% from the comparable period in 2009 reflecting improved gross profit and reduced operating expenses.  Further cost reductions are anticipated including moving our head office to a lower cost premises, taking advantage of the current depressed real estate market.

•                  Delays in shipments due to customer project delays caused a shift in revenues.  As a result, product delivery of $7.9 million of orders by three OnSite Generation customers are currently expected to be delivered in the third quarter. Revenues were $2.8 million and $9.5 million for the three and six months ended June 30, 2010, representing decreases of 49% and 14% respectively, from the comparable periods in 2009.

•                  Gross profit, expressed as a percentage of revenues, was 30% (versus 15% in 2009), reflecting increased gross profit generated by our Power Systems business unit due to product mix.

•                  Successfully completed the fourth milestone of our forklift deployment at General Motors of Canada which contributed $0.6 million of research and product development funding reflected as a decrease in research and product development expenses.

•                  Cash and cash equivalents, restricted cash and short-term investments were $10.3 million as of June 30, 2010, a $2.8 million sequential quarterly decrease from $13.1 million in the first quarter of 2010.

The Corporation’s order backlog as of June 30, 2010 was $19.1 million, a minimum of $15.0 million is anticipated to be delivered in the second half of 2010.

•

“While our revenue was negatively affected this period due to some shipments being pushed out into the third quarter, we once again posted improved margins and ended the quarter with a solid backlog,” said Daryl Wilson, President and Chief Executive Officer.  “In addition, we successfully reduced our cash operating costs by nearly 70% — resulting in an operating loss of $1.4 million as compared with $5.7 million last year.  We continue to see a rebound in our end markets and view the second half of 2010 as being an improvement, setting the stage for further growth in 2011.”

Results for the Second Quarter of 2010 Compared to the Second Quarter of 2009

Revenues decreased $2.7 million or 49%, primarily reflecting lower revenues in our OnSite

Generation business unit, due to delays on the part of three of our OnSite Generation customers.  These orders have an approximately sales value of $7.9 million and are currently expected to be delivered in the third quarter.  This decrease was partially offset by increased revenues in our Power Systems business unit.

Gross profit for the quarter, expressed as a percentage of revenues, was 30% (versus 16% in 2009), reflecting higher gross profit generated by the Power Systems business unit resulting from product mix and product cost reductions.  This increase was partially offset by lower gross margins in the OnSite Generation business unit resulting from pricing pressure on orders booked in 2009 as well as lower cost synergies and less overhead absorption due to reduced revenues.

Cash operating costs were $2.0 million for the quarter, a 68% decrease from $6.2 million in the second quarter of 2009.  Cash operating costs for the three months ended June 30, 2010 reflect: (i) a $1.4 million decrease in selling, general and administrative expenses resulting from ongoing cost reduction initiatives; (ii) a $0.6 million increase in third party research and product development funding; and (iii) a $0.6 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.

Hydrogenics’ net loss was $1.0 million for the second quarter, an 83% decrease from $6.0 million in the second quarter of 2009.

Results for the Six Months ended June 30, 2010 Compared to the Six Months ended June 30, 2009

Revenues decreased $2.7 million, or 14%, reflecting lower revenues in both the OnSite Generation and Power Systems business units, as noted above.

Gross profit, expressed as a percentage of revenues, was 21% (versus 22% in 2009), reflecting lower gross margins in the OnSite Generation business unit, a result of pricing pressure on orders booked in 2009 as well as lower cost synergies and less overhead absorption due to reduced revenues. This decline in gross profit margin within the Onsite Generation unit was partially offset by higher gross profit margins generated by the Power Systems business unit, resulting from product mix and product cost reductions.

Cash operating costs were $6.4 million, a 45% decrease from $11.5 million for the six months ended June 30, 2009. Cash operating costs for the six months ended June 30, 2010 reflect: (i) a $1.0 million decrease in selling, general and administrative expenses resulting from ongoing cost reduction initiatives; (ii) a $0.7 million increase in third party research and product development funding; and (iii) a $1.3 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.

The Corporation posted a net loss of $4.6 million year to date, a 54% decrease from $10.0 million in the six months ended June 30, 2009.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $10.3 million as at June 30, 2010, a $2.8 million sequential quarterly decrease: (i) a $1.2 million EBITDA loss; (ii) a $1.8 million increase in non-cash working capital; and (iii) $0.2 million of other items; partially offset by (iv) a $0.4 million decrease in restricted cash.

Order Backlog

Order backlog as of June 30, 2010 was $19.1 million, as follows (in $ millions):

	Mar. 31, 2010 Backlog	Orders Received	Orders Delivered	Jun. 30, 2010 Backlog

OnSite Generation	$14.2	$2.3	$1.0	$15.5
Power Systems	4.7	0.7	1.8	3.6
Total	$18.9	$3.0	$2.8	$19.1

In addition to the $9.5 million of revenue recognized in the six months ended June 30, 2010, a minimum of $15.0 million is anticipated to be delivered in the second half of 2010.

Conference Call Details

Hydrogenics will hold a conference call at 10 a.m. ET on July 30, 2010 to review the second quarter 2010 results.  The telephone number for the conference call is 877-307-1373 or, for international callers, 678-224-7873.  A live webcast of the call will also be available on the Corporation’s website, at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling 706-645-9291, conference ID #88166337. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$8,848	$9,159
Restricted cash	1,289	1,603
Accounts receivable	2,888	3,685
Grants receivable	1,113	490
Inventories	8,614	11,746
Prepaid expenses	1,141	1,270
	23,893	27,953

Restricted cash	206	240
Property, plant and equipment	2,437	3,169
Goodwill	4,663	5,446
	$31,199	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$11,121	$14,782
Unearned revenue	3,482	4,546
	14,603	19,328

Shareholders’ Equity
Common shares and warrants	312,401	307,038
Contributed surplus	16,894	16,713
Deficit	(305,382)	(300,795)
Accumulated other comprehensive loss	(7,317)	(5,476)
Total deficit and accumulated other comprehensive loss	(312,699)	(306,271)
	16,596	17,480
	$31,199	$36,808

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenues	$2,809	$5,540	$9,535	$11,076

Cost of revenues	1,967	4,683	7,515	8,588
	842	857	2,020	2,488
Operating expenses
Selling, general and administrative	1,565	4,681	5,111	8,389
Research and product development	524	1,686	1,432	3,368
Amortization of property, plant and equipment	163	160	369	451
	2,252	6,527	6,912	12,208
Loss from operations	(1,410)	(5,670)	(4,892)	(9,720)

Other income (expenses)
Gain on disposal of assets	21	—	21	—
Litigation settlements	437	—	437	—
Provincial capital tax	(3)	(153)	(3)	(153)
Interest	3	34	36	83
Foreign currency losses	(56)	(221)	(183)	(217)
	402	(340)	308	(287)

Loss before income taxes	(1,008)	(6,010)	(4,584)	(10,007)
Current income taxes	3	—	3	—
Net loss for the period	$(1,011)	$(6,010)	$(4,587)	$(10,007)

Net loss per share
Basic and diluted	$(0.24)	$(1.63)	$(1.10)	$(2.71)

Weighted average number of common shares outstanding	4,293,087	3,696,284	4,185,396	3,696,255

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(1,011)	$(6,010)	$(4,587)	$(10,007)
Items not affecting cash
Amortization of property, plant and equipment	223	160	489	451
Unrealized foreign exchange (gains) losses	(314)	71	(656)	323
Non-cash selling, general and administrative expenses	—	—	763	—
Stock-based compensation expense	98	120	181	210
Net change in non-cash working capital	(1,763)	1,940	(1,361)	(1,725)
	(2,767)	(3,719)	(5,171)	(10,748)
Investing activities
Decrease (increase) in restricted cash	410	(157)	348	(361)
Purchase of property, plant and equipment	(37)	(107)	(88)	(143)
	373	(264)	260	(504)

Financing activities
Deferred research and development grants	—	(9)	—	70
Common shares issued, net of issuance costs	—	9	4,600	9
	—	—	4,600	79
Decrease in cash and cash equivalents during the period	(2,394)	(3,983)	(311)	(11,173)

Cash and cash equivalents — Beginning of period	11,242	14,411	9,159	21,601
Cash and cash equivalents — End of period	$8,848	$10,428	$8,848	$10,428